Exhibit 99

Additional financial information from Meredith Corporation's press release dated October 25, 1995, re: results of the first quarter ended September 30, 1995.

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)


Three Months Ended September 30               1995         1994       Variance
------------------------------------------------------------------------------
                                                                (in thousands)
Revenues
  Publishing                                $166,563     $155,069     $11,494
  Broadcasting                                35,223       25,983       9,240
  Real Estate                                  6,206        6,293         (87)
  Less:  Inter-segment revenues                 (330)         (12)       (318)
                                            --------     --------     -------
    Total Revenues                          $207,662     $187,333     $20,329
                                            ========     ========     =======

Operating Profit
  Publishing                                $  9,070     $ 10,263     $(1,193)
  Broadcasting                                12,761        6,269       6,492
  Real Estate                                  1,020          699         321
  Unallocated corporate expense               (4,633)      (4,155)       (478)
                                            --------     --------     -------
    Total Operating Profit                  $ 18,218     $ 13,076     $ 5,142

  Interest income - IRS settlement                --        8,554      (8,554)
  Interest income                                662          523         139
  Interest expense                            (1,759)         (43)     (1,716)
                                            --------     --------     -------
  Earnings from continuing operations
    before income taxes                       17,121       22,110      (4,989)

  Income taxes                                 7,612        9,829      (2,217)
                                            --------     --------     -------

  Earnings from Continuing Operations       $  9,509     $ 12,281*    $(2,772)
                                            ========     ========     =======




*Note: Earnings for the quarter ended September 30, 1994 include $4,747,000 (17 cents per share) in post-tax interest income from the favorable IRS settlement of the Ladies' Home Journal tax case.

                              MEREDITH CORPORATION
               FIRST QUARTER 1996 EARNINGS PER SHARE AT-A-GLANCE




 Earnings per share are shown for continuing operations before special items.
      The cable segment has been classified as a discontinued operation.



-- First quarter earnings per share from continuing operations before special items increased 26 percent to 34 cents, marking the 13th consecutive quarter of improved comparable earnings.


-- Prior-year earnings per share from continuing operations were 27 cents, excluding the 17 cents per share in post-tax interest income from the favorable IRS settlement of the Ladies' Home Journal magazine tax case.


-- The chart below depicts the quarterly and fiscal year earnings per share before special items and discontinued operations:

                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .12        .18        .21        .19          .70
    F1994            .17        .26        .32        .26         1.01
    F1995            .27        .38        .38        .39         1.42
    F1996            .34


-- Net results in the prior-year first quarter were a loss of ($1.28) per share, including a one-time, non-cash charge of ($1.67) per share for the cumulative effect of a change in accounting principle related to the treatment of subscription acquisition costs.